QuicWit Founders' Collaboration Agreement

The undersigned (each a "Founder" and together the "Founders") are collaborating with the purpose of developing together a Business Concept.

A Business Concept is an idea for a business that includes the service, product, or invention, the target demographic, and a unique selling proposition that gives a company an advantage over competitors. The Business Concept also includes the related technology and intellectual property that is used to create, implement, develop, or perfect the idea. A Business Concept may involve a new product or service or different approach to marketing or delivering an existing product or service.

The following Business Concept is the subject of this agreement:

QuicWit is a trivia gaming experience and lead generation digital marketing platform where users are asked multiple trivia questions randomly on a daily basis and the first person(s) to answer wins a valuable prize mailed directly to their home.

Date of QuicWit Inception: 8/14/2017
Date of QuicWit LLC formation: 6/13/2018

Founders & Start Date:
Stephon McCoy (start date: 08/14/17)
Zachary Tetu (start date: 10/26/17)
Zachary Gay (start date: 11/20/18)

In connection with creating the Business Concept, and in consideration for a mutually agreeable framework which will serve as the foundation for the Founders to successfully develop the Business Concept, the undersigned hereby agree as follows:

1. Transfer of Ownership to Company Upon Formation

1.1 Ownership. The Founders own the Business Concept pursuant to this Founders' Collaboration Agreement. Founders will transfer the Business Concept to QuicWit LLC. ("Company") that was formed by Stephon McCoy on June 13, 2018 when the project became a company.

1.2 Transfer. Each Founder will grant and assign to the Company immediately upon its formation all of his or her right, title, and interest in and to the Business Concept, including all ideas (however formed or unformed) and labor and work product that results from any task or work performed by the Founder that relates to the Business Concept for the full term of such rights. Each Founder will also perform any and all acts and execute all documents and instruments as may be required by the Company at its sole discretion to perfect title in the Business Concept.

2. Business Structure And Ownership

2.1 *Ownership Structure.* Upon formation of the Company, the ownership interests in the Company will reflect the following:

Person	Percentage Interest	# of Shares (Units)
Stephon McCoy	40%	800,000
Zachary Tetu	30%	600,000
Zachary Gay	30%	600,000

2.2 *Roles & Responsibilities.* Upon formation of the Company, the roles interests in the Company will reflect the following:

Roles and Responsibilities	Stephon – CEO & Head of Product Management
	• Business development
	• Operations
	• Managing finances
	• Business strategy and vision
	• Recruiting of team
	• Product management
	• Raising capital
	• Managing investors
	• Backend architecture

	Zachary Tetu – Head of UX • Sales and marketing collateral • Brand and app visual direction • Mobile app user experience • Trivia question strategy • Social media strategy
	Zachary Gay – Director of Engineering • Lead mobile engineer • Mobile development • Mobile platform management • Mobile analytics management • Engineering team management

2.3 Initial 3rd Party Investment. Should the Founders decide to allow third party investments, any such Percentage Interest will dilute all Founders equally.

2.4 Future Employee Interest. Should the Founders wish to reserve Percentage Interest for future employees, any such Percentage Interest will dilute all Founders equally.

Percentage Interest Reserved For Future Employees
[Future Employee Percentage Interest] - TBD

2.5 Founder as Manager. Currently Stephon McCoy serves as the Manager of the Company, makes all major company decisions, and may decide to dissolve the company at any time.

2.6 Vesting. The Percentage Interest issued to each Founder will vest accordingly:

Stephon McCoy Percentage Interest in the Company will vest pursuant to a four (4) year vesting schedule beginning 8/14/2017, which will vest 1/48th per month in exchange for continuous and consecutive service to the Business Concept. Additionally, Stephon McCoy's vesting schedule will be subject to a one (1) year cliff.

Zachary Tetu Percentage Interest in the Company will vest pursuant to a four (4) year vesting schedule beginning 10/26/2017, which will vest 1/48th per month in exchange for continuous and consecutive service to the Business Concept. Additionally, Zachary Tetu's vesting schedule will be subject to a one (1) year cliff.

Zachary Gay Percentage Interest in the Company will vest pursuant to a four (4) year vesting schedule beginning 11/20/2018, which will vest 1/48th per month in exchange for continuous and consecutive service to the Business Concept. Additionally, Zachary Gay's vesting schedule will be subject to a one (1) year cliff.

If a Founder who is subject to a vesting schedule departs the Company prior to full vesting of his or her Percentage Interest, the remaining portion of any unvested Percentage Interest will be equally split among the remaining Founders in this agreement immediately and in accordance with remaining founder's respective vesting schedules.

2.7 Founders' Rights. Each Founder will have the same rights (including but not limited to voting and distribution rights) accorded to the Percentage Interest issued to each Founder.

2.8 Founders' Salary. No Founder is receiving a salary from the company until the company has accepted a third party investment.

2.9 Sale of the Company. Sale of the Company to an interested third party will take place if the sale is authorized by the Manager and otherwise conforms to all applicable state and federal laws. If the Company is acquired or files for initial public offering before the founders are fully vested then each individual Founder receives 100% (including both vested and non-vested equity) of his Percentage Interest pending that the Founder has remained in good standing with the company through the sale or initial public offering. If the Founder is not in good standing then he will be limited to exercise only the vested Percentage Interest.

3. Confidentiality.

The Founders will keep the Business Concept confidential; Founders may disclose the Business Concept only on an as-needed basis and only upon agreement of all Founders. Upon the formation of the Company, the Founders may further detail and define any additional confidentiality obligations.

4. Representations and Warranties.

Each Founder represents and warrants that he or she is not a party to any other agreement that would restrict such Founder's ability to perform its obligations as set forth in this Founders' Collaboration Agreement. Each Founder represents and warrants that no third party can claim any rights to any intellectual property or other proprietary right possessed by that Founder as it relates to the Business Concept.

Any founder may resign from the company at any time and for whatever reason.

5. Choice of Law.

This Agreement will be governed by and construed in all respects in accordance with Massachusetts, USA.

By signing below, the Founders submit that they agree to all of the above terms and conditions.

Effective Date	September 24, 2019
Signatures	Stephon McCoy: [signature] Date: 9/24/19
	Zachary Tetu: [signature] Date: 9/24/19
	Zachary Gay: [signature] Date: 9/24/19